Exhibit 99.2

Press release

WiLAN Subsidiary Acquires Patents From HP

OTTAWA, Canada – November 06, 2014 – Top intellectual property licensing company, WiLAN (TSX:WIN) (NASD:WILN), today announced that a wholly-owned subsidiary of the company has acquired from Hewlett-Packard (“HP”), a number of patents related to lighting and building systems technologies.

“We are very pleased to have completed this first patent transaction with HP,” said Jim Skippen, President & CEO. “With a long history of technology and product innovation, HP has established a very large and valuable patent portfolio covering a broad range of technologies. We believe this could be the first of many opportunities to work with HP to help them optimize the value of their patent portfolio.”

The terms of the acquisition agreement are confidential though WiLAN can confirm that it does not consider the amount to be paid for the portfolio to be material relative to its current cash position.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 290 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “to work”, “to help them optimize the value”, “to be paid”, “to be” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

www.wilan.com	© copyright Wi-LAN 2014	1

Press release

For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2014	2